SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OTI’S SMART ID PRODUCT TO POWER
ISRAEL – PALESTINIAN BORDER CROSSING

Project Securely Monitors Entrance and Exit of 120,000 Daily Workers

Cupertino, CA– August 20, 2003 – On Track Innovations, Ltd., (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced today that it has completed another stage in the delivery of the infrastructure toward the installation of the Basel Project, a cross-border contactless access control system, with the first border center at the Erez checkpoint between Gaza Strip and Israel, scheduled to go live later this year. When fully operational, the system will monitor the entrance and exit of approximately 120,000 daily workers while assuring a completely secure, exceptionally fast border crossing. The project, awarded by the Israel Ministry of Defense (MoD) and the Israeli National Police, is the first border control system in the world to use both hand and facial biometrics with contactless chip technology as the primary methods of identification.

The Basel solution is based in part on OTI’s Smart ID technology, which was tested and approved by the Israeli MoD. It incorporates the highest levels of security encryption and is available in multiple shapes and sizes including stickers that can be used to upgrade existing travel documents like visas and passports. Readers are programmed with sufficient flash memory to allow for multiple software upgrades. Applications for the technology can be expanded to include secure access control, a national identification card programs, and SmartID enabled passport filled with personal identification biometrics with contactless capabilities.

Oded Bashan, Chairman, President and CEO, OTI, stated, “The Basel Project will allow secured and user-friendly personal identification of people during border crossing while minimizing unnecessary human contact and friction. Our Smart ID product meets stringent demands of the Israeli MoD and has proved itself in secured environments applications around the world. We feel this is the perfect platform for other sensitive applications like a national ID program or a passport with contactless capabilities and look forward to working with other national authorities in the future.”

The contract was awarded to a consortium headed by Electronic Data Systems, EDS, (NYSE: EDS), and includes OTI which furnishes the ISO 14443 compliant smart cards, readers and application software. Those wishing to cross into Israel will be required to obtain a contactless smart card that will be programmed with hand and facial biometrics and include recent photos and personal information programmed on a contactless chip embedded in the card. Those wishing to cross the border, which is expected to take no more than four to nine seconds, will be required to waive the card in front of a reader and place their hand on a biometric sensor for identification. Once the identity has been confirmed, an automatic gate will open allowing the person to cross into Israel.

About OTI:

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. OTI’s customers include: BP, MasterCard International, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit our website at www.otiglobal.com

This release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.